SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-10662

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XTO ENERGY INC.

810 Houston Street

Fort Worth, Texas 76102

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

Report of KPMG LLP for the Years Ended December 31, 2006, 2005 and 2004	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006, 2005 and 2004	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4i - Schedule of Assets (Held at End of Year), December 31, 2006	11

SIGNATURES	12

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

XTO Energy Inc. Employees’ 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XTO Energy Inc. Employees’ 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the XTO Energy Inc. Employees’ 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

June 15, 2007

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2006 AND 2005

	December 31
	2006	2005
ASSETS
Dividends receivable	$596,877	$520,828
Investments at fair value	362,353,286	316,330,268
Participant loans at fair value	4,127,020	3,243,268
Contributions receivable	759,449	636,051

NET ASSETS AVAILABLE FOR BENEFITS	$367,836,632	$320,730,415

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
ADDITIONS
Additions to net assets attributed to:
Employee contributions	$14,967,458	$12,948,798	$9,737,638
Employer contributions	11,141,717	9,167,845	6,752,833
Interest, dividends and other income	12,675,961	3,014,170	1,746,264
Net appreciation in fair value of investments	25,043,195	102,947,861	60,078,955

Total Additions	63,828,331	128,078,674	78,315,690

DEDUCTIONS
Deductions from net assets attributed to:
Terminations and withdrawals	16,690,594	20,392,556	9,730,370
Loan fees and other	31,520	25,510	21,655

Total Deductions	16,722,114	20,418,066	9,752,025

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	47,106,217	107,660,608	68,563,665

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	320,730,415	213,069,807	144,506,142

End of year	$367,836,632	$320,730,415	$213,069,807

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General— The XTO Energy Inc. Employees’ 401(k) Plan is a defined contribution, single employer pension plan of XTO Energy Inc. and its subsidiaries (“the Company”) and was established on January 1, 1989. A new prototype plan was adopted in September 2003. The Plan is qualified under Section 401(k) of the Internal Revenue Code (“IRC”), as amended, and is subject to the provisions of the Employee Retirement Income Security Act, as amended. The Company is the Plan Administrator and Prudential Trust Company is the recordkeeper and Trustee of the Plan.

Participation— All employees age 21 or older are eligible to participate after one hour of service with the Company.

Contributions—Plan participants are allowed to contribute up to 90% of their total compensation in each calendar year. The Company matches 100% of each employee’s contribution up to a maximum of 10% of the employee’s total compensation in each calendar year. Employee and employer contributions are subject to annual maximum limitations imposed by IRC Section 415. The first 2% of the Company’s matching contribution must be invested in the XTO Energy Inc. Common Stock Fund. Any participant who is age 50 or older can reallocate the 2% Company matching contribution made to the XTO Energy Inc. Common Stock Fund into any of the Plan’s investment options. As allowed by law, participants over age 49 can make catch-up contributions, which are not matched by the Company.

Participant Accounts—Each participant has 1) an employee account which is credited with employee contributions and earnings thereon and 2) an employer account which is credited with employer contributions, allocation of any forfeitures, and earnings thereon. Each participant’s employee and employer accounts are directly credited daily with investment income earned on the account.

Vesting—Employee account balances are fully vested at all times. Employer account balances vest upon completion of three years of service. A year of service is credited to participants who have at least 1,000 hours of service during a plan year, which is a calendar year. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer account balances, and the employee and employer account balances will be distributed to participants. The Company may from time to time amend the plan to allow immediate vesting of employer contributions to employees hired in connection with the acquisition of assets or stock of another entity.

Terminations and Withdrawals—Upon termination of employment, distributions are made generally in the form of a lump-sum payment to the participant (or beneficiary in the event of death) or rolled into a qualified plan or individual retirement account as elected by the participant. Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Such withdrawals are subject to federal taxation and an early withdrawal penalty.

Loans—Participants may apply for loans from their vested balances in the Plan. Loan applications are subject to approval by the 401(k) Plan Committee on a nondiscriminatory basis. Loan amounts are limited to 50% of the participant’s vested balance, up to a maximum of $50,000, with a minimum of $1,000. Loans generally have terms from one to five years, and up to 10 years for the purchase of a primary residence, and bear interest at rates determined by the Committee. These rates currently are 1% above the prime rate at the beginning of the quarter in which the loan originates. Upon payment, interest is credited to the participant’s account. Interest rates on outstanding loans at December 31, 2006 and 2005 range from 5% to 10.5%.

Forfeitures—Upon termination of employment, nonvested employer account balances become eligible for reallocation to the remaining participant accounts. After the earlier of distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, forfeitures are allocated to remaining participants’ employer account balances as of December 31 of each year. This allocation is based on proportionate employer contributions during the year and is subject to an annual maximum limitation imposed by IRC Section 415. Allocated forfeitures do not reduce the Company’s matching contribution. There were no unallocated forfeitures in 2006, 2005 or 2004. Forfeitures totaled $720,577 in 2006, $264,680 in 2005 and $173,196 in 2004.

Investment Funds—Participants have the option to invest contributions and account balances in the following funds:

-	MoneyMart Assets Fund—Managed by Prudential Financial, this fund invests in money market instruments maturing in thirteen months or less, including U.S. Government and agency obligations, commercial paper and asset-backed securities. The seven-day current yield was 5.3% at December 31, 2006 and 3.7% at December 31, 2005.

-	Stable Value Fund—Managed by Wells Fargo Bank, this fund invests in obligations issued by highly rated financial institutions, corporations and the U.S. Government, including guaranteed investment contracts (“GICs”), bank investment contracts, GIC alternatives, corporate bonds, U.S. Treasury securities, mortgage related securities and asset-backed securities. Fund earnings are credited daily. The average annualized yield of the Stable Value Fund was 4.1% for 2006 and 3.8% for 2005.

-	American Funds American Balanced Fund—Managed by Capital Research and Management, this fund invests in a diversified portfolio of equity and debt securities and cash instruments, generally with at least 50% of its portfolio in stock and at least 25% in debt securities.

-	Jennison 20/20 Focus Fund—Managed by Prudential Financial, this fund generally invests at least 80% of its portfolio in up to 40 equity securities of companies with strong capital appreciation potential. It may invest in common stocks, nonconvertible preferred stocks and convertible securities and it may invest up to 35% of total assets in foreign securities.

-	American Funds EuroPacific Growth Fund—Managed by Capital Research and Management, this fund generally invests at least 80% of its portfolio in equity securities of companies in Europe and the Pacific Basin, and may also hold cash, money market instruments and fixed-income securities.

-	XTO Energy Inc. Common Stock Fund—Invests in common stock of the Company traded on the New York Stock Exchange and cash equivalents. The XTO Energy Inc. Common Stock Fund is managed by Prudential Financial, with UBS serving as advisor.

-	Cross Timbers Royalty Trust Units Fund—Invests in Cross Timbers Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Cross Timbers Royalty Trust Units Fund is managed by Prudential Financial, with UBS serving as advisor.

-	Hugoton Royalty Trust Units Fund—Invests in Hugoton Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Hugoton Royalty Trust Units Fund is managed by Prudential Financial, with UBS serving as advisor.

Any uninvested cash balances in each of the above funds are invested in money market funds, the seven-day current yield was 5.3% at December 31, 2006 and 3.7% at December 31, 2005.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

In preparing the accompanying financial statements, the Company has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosure of contingencies. Actual results could differ from these estimates and assumptions. The following are the Plan’s significant accounting policies:

-	All investments are stated at fair value as determined by quoted market prices at December 31.

-	Purchases and sales of investments are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

-	Appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses are determined based on the weighted average cost of investments sold.

-	Brokerage commissions on purchases and sales of investments are paid by the Plan and are recorded in the cost of investment or sale. All Plan administrative expenses, including recordkeeper compensation, are paid by the Company and are not reimbursed by the Plan. Plan administration expenses totaled $221,726 in 2006, $211,117 in 2005 and $207,738 in 2004.

-	Terminations and withdrawals are recorded upon payment to the participant. Benefits payable are not reflected in the statements of net assets available for benefits. There were no benefits payable at December 31, 2006 or 2005.

3.	INVESTMENTS

The Plan provides for investments in various securities which, in general, are exposed to risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that the values of these securities will fluctuate in the near term by amounts that are material in relation to net assets available for benefits.

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005
XTO Energy Inc. Common Stock (a)	$263,477,210	$236,514,470
Jennison 20/20 Focus Fund	$28,496,657	$24,018,035
American Funds American Balanced Fund	$23,642,124	$19,855,771

(a)	For information regarding nonparticipant-directed investments, see Note 4.

The Plan’s investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2006	2005	2004
XTO Energy common stock	$18,826,829	$93,857,171	$52,744,425
Royalty trust units of beneficial interest	(1,310,339)	3,193,334	2,578,157
Mutual funds	7,088,492	5,608,813	4,527,075
Collective trust funds	438,213	288,543	229,298

Total net appreciation in fair value of investments	$25,043,195	$102,947,861	$60,078,955

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

The following are nonparticipant-directed assets included in the statements of net assets available for benefits at December 31, 2006 and 2005. Nonparticipant-directed assets result from the first 2% of the Company’s matching contribution which is invested in the XTO Energy Inc. Common Stock Fund (Note 1).

	December 31,
	2006	2005
Investments in XTO Energy common stock	$25,140,612	$21,417,981
Dividends and other receivables	326,230	243,911

Total assets	$25,466,842	$21,661,892

The following summarizes the changes in net assets available for benefits during the years ended December 31, 2006, 2005 and 2004 related to nonparticipant-directed investments.

	December 31,
	2006	2005	2004
Net assets available for benefits at beginning of year	$21,661,892	$12,086,507	$6,809,857
Employer contributions	2,433,694	1,998,112	1,468,843
Interest, dividends and other income (a)	937,631	109,167	40,050
Net appreciation in fair value of investments	1,736,062	8,184,250	4,107,688
Terminations and withdrawals	(1,302,437)	(716,144)	(339,931)

Net assets available for benefits at end of year	$25,466,842	$21,661,892	$12,086,507

(a)	Year ended 2006 includes a dividend of 0.059609 units of Hugoton Royalty Trust for each issued and outstanding share of XTO Energy common stock held on April 26, 2006. See Note 6.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Trust Company, a subsidiary of Prudential Financial, is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Prudential Financial by the Company on behalf of the Plan for investment management services were $199,726 in 2006, $195,746 in 2005 and $192,616 in 2004.

Plan investments include common stock in the Company and units of beneficial interest in Cross Timbers Royalty Trust and Hugoton Royalty Trust. The Company is the Plan Administrator of the Plan. Cross Timbers Royalty Trust and Hugoton Royalty Trust are related entities of the Company. As a result, transactions in these investments qualify as party-in-interest transactions.

In May 2006, XTO Energy distributed 0.059609 units of Hugoton Royalty Trust for each issued and outstanding share of XTO Energy common stock on April 26, 2006. The XTO Energy common stock fund of the plan received 324,917 units in this distribution and immediately sold them for net proceeds of $8,419,880. The net proceeds, which were recorded as dividend income in the accompanying statement of changes in net assets available for benefits, were used to purchase XTO Energy common stock.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR ), DECEMBER 31, 2006

Employer ID# 75-2347769

Plan #001

(a)	(b) and (c) Identity of issuer, borrower, lessor or similar party, including description of investment	(d) Cost	(e) Current value
*	PRUDENTIAL FINANCIAL
	Mutual Funds:

	MoneyMart Assets Fund	$4,660,463	$4,660,463
	Jennison 20/20 Focus Fund	22,227,955	28,496,657

	CAPITAL RESEARCH AND MANAGEMENT
	Mutual Funds:

	American Funds American Balanced Fund	20,752,085	23,642,124
	American Funds EuroPacific Growth Fund	10,302,977	12,866,922

	WELLS FARGO BANK
	Collective Trust Fund:

	Stable Value Fund	10,955,648	11,954,397

*	XTO ENERGY INC.
	Common Stock	74,851,190	263,477,210

*	CROSS TIMBERS ROYALTY TRUST

	Units of Beneficial Interest	7,774,082	13,098,047

*	HUGOTON ROYALTY TRUST

	Units of Beneficial Interest	4,152,637	4,157,466

	TOTAL INVESTMENTS	155,677,037	362,353,286

	Participant Loans (5% to 10.5% interest rate)	—	4,127,020

	TOTAL ASSETS HELD AT END OF YEAR	$155,677,037	$366,480,306

Column (a)—an asterisk (*) in column (a) indicates that the person/entity in column (b) is known to be a party-in-interest.

Columns (b) and (c) include maturity date, interest rate, collateral, par or maturity value, if applicable.

This supplemental schedule lists assets as of December 31, 2006, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

	By:	XTO Energy Inc.
Plan Administrator

Date: June 15, 2007	By:	/s/ BOB R. SIMPSON
Bob R. Simpson
Chairman of the Board and Chief Executive Officer